EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Three months ended March 31,
		2014	2013

Earnings from continuing operations before income taxes		$134	$117
Less:	Equity earnings	(16)	(17)
Add:	Total fixed charges deducted from earnings	56	72
Dividends received from equity investees		14	15

Earnings available for payment of fixed charges		$188	$187

Fixed charges

Interest expense		$55	$71
Portion of operating lease rental deemed to be interest		1	1

Total fixed charges deducted from earnings and fixed charges		$56	$72

Ratio of earnings to fixed charges		3.4	2.6